[Letterhead of Bracewell & Giuliani LLP]

January 6, 2006

By EDGAR and by Facsimile (202) 772-9203

Securities and Exchange Commission

100 F Street

Washington, DC  20549

Attention:	Ms. Mara L. Ransom
Division of Corporation Finance

Re:	Eastern American Natural Gas Trust
Draft Amendment No. 1 to Schedule 14D-9
File No. 5-81162

Dear Ms. Ransom:

Thank you for your letter dated January 3, 2006 regarding the above-referenced filing.  We appreciate the Staff’s review.  The following responses are numbered to correspond to the Staff’s comments.

1.             In response to your comment, in lieu of the disclosure we had proposed to add to Item 4(b)(7), we propose to add the following disclosure:

Although the Trust is unable to predict how much of an increase in expenses Unitholders would incur if the Ensource Offer is consummated relative to expenses of the Trust as currently administered (excluding expenses of the Trust incurred solely as a consequence of the Ensource Offer), based on information in the Ensource Prospectus, the Trust estimates that if the Ensource Offer were consummated, expenses in 2006 would increase by at least the following amounts:

a.             The approximately $8.6 million in transaction costs and expenses that would be incurred if the Ensource Offer is consummated, including the special distribution, none of which would be incurred by the Trust as currently administered.

b.             An additional approximate $1.2 million of general and administrative costs, consisting of the following additional costs (calculated based on the Ensource figures set forth on page 104 of the Ensource Prospectus and compared with the Trust’s estimates of the expenses it expects to incur in 2006) that would be incurred if the Ensource Offer were consummated:

Increase in annual fixed management fees compared to Trustee fees:	$492,000
Increase in annual estimated costs incurred as a public entity:	$134,350
Annual Independent directors’ fees:	$170,000
Annual Salaries for employees and consultants to review acquisitions:	$350,000
Increase in other Annual costs	$64,000
Total Estimated Increase in Annual General and Administrative Costs if Ensource Offer is consummated:	$1,210,350

The foregoing estimates of the increased general and administrative costs that would result from the consummation of the Ensource Offer are based on estimates contained in the Ensource Prospectus and, with respect to the estimated costs incurred as a public entity and the increase in other costs, on estimates made by the Trust, and are estimates for the full year 2006, assuming the Ensource Offer were consummated as of January 1, 2006.  The actual costs incurred by the Trust in 2006 could be materially different from its estimates.

c.             The other fees and expenses that would result from the Ensource Offer as described in the Ensource Prospectus, including management incentive fees and costs related to potential acquisitions, none of which would be incurred by the Trust as currently administered.

At your request, Eastern American Natural Gas Trust acknowledges that:

Eastern American Natural Gas Trust is responsible for the adequacy and accuracy of the disclosure in the Schedule 14D-9;

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Eastern American Natural Gas Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If members of the Staff have any further comments or questions or require any additional information, please contact me at the above address or by telephone at 512-542-2122.  My firm acts as counsel to the Trustee in this matter, and again, we appreciate the Staff’s review.

Very truly yours,

Bracewell & Giuliani LLP

/s/ Thomas W. Adkins

Thomas W. Adkins

Copies:	Ms. Mellissa Campbell Duru	(By Facsimile: 202-772-9220)
Division of Corporation Finance

Mr. Mike Ulrich
Vice President
JPMorgan Chase Bank, N.A.
Institutional Trust Services